Exhibit 99.218

BCA - Articles of Amendment - VALOUR INC. - OCN:1806566 - June 01, 2022 Ministry of Government and Consumer Services Articles of Amendment Business Corporations Act Corporation Name (Date of Incorporation/Amalgamation) DEFI TECHNOLOGIES INC. (April 14, 1986) 1. The name of the corporation is changed to: VALOUR INC. 2. The number of directors or the minimum/maximum number of directors are amended as follows: Not amended 3. The articles are amended as follows: A. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. If none, enter "None": Not amended B. The classes and any maximum number of shares that the corporation is authorized to issue: Not amended C. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors' authority with respect to any class of shares which may be issued in series. If there is only one class of shares, enter "Not Applicable": Not amended The endorsed Articles of Amendment are not complete without the Certificate of Amendment. Certified a true copy of the record of the Ministry of Government and Consumer Services. Director/Registrar, Ministry of Government and Consumer Services Page 1 of 3

BCA - Articles of Amendment - VALOUR INC. - OCN:1806566 - June 01, 2022 D. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows. If none, enter "None": Not amended E. Other provisions: Not amended 4. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act. 5. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on: May 06, 2022 The articles have been properly executed by the required person(s). The endorsed Articles of Amendment are not complete without the Certificate of Amendment. Certified a true copy of the record of the Ministry of Government and Consumer Services. Director/Registrar, Ministry of Government and Consumer Services Page 2 of 3

BCA - Articles of Amendment - VALOUR INC. - OCN:1806566 - June 01, 2022 Supporting Information - Nuans Report Information Nuans Report Reference # 121597288 Nuans Report Date May 17, 2022 The endorsed Articles of Amendment are not complete without the Certificate of Amendment. Certified a true copy of the record of the Ministry of Government and Consumer Services. Director/Registrar, Ministry of Government and Consumer Services Page 3 of 3